FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 20, 2015, announcing Gilat’s First Quarter 2015 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 20, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Announces First Quarter 2015 Results
Management reiterates financial objectives for FY2015
with a strong second half of the year expected, in comparison to a slow first half

Petah Tikva, Israel – May 20, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2015.

Key Financial Updates:
•	Revenues for the first quarter of 2015 were $45.2 million compared to $50.9 million in the comparable period of 2014.
•	EBITDA for the first quarter of 2015 was $0.2 million compared to $2.8 million in the comparable period of 2014.
•	Management objectives for 2015: continued growth to revenues between $250 to $260 million and EBITDA between $26 to $28 million

Revenues for the first quarter of 2015 were $45.2 million, compared to $50.9 million for the same period in 2014.

On a non-GAAP basis, operating loss was $2.1 million in the first quarter of 2015 as compared to an operating income of $0.5 million in the comparable quarter of 2014.

On a GAAP basis, operating loss was $4.0 million in the first quarter of 2015 as compared to an operating loss of $1.5 million in the comparable quarter of 2014.

On a non-GAAP basis, net loss for the quarter was $3.7 million or $0.09 per diluted share compared to net loss of $0.6 million or $0.01 per diluted share in the same quarter of 2014.

On a GAAP basis, net loss for the quarter was $5.6 million or a loss of $0.13 per diluted share compared to a net loss of $2.7 million or a loss of $0.06 per diluted share in the same quarter of 2014.

EBITDA for the first quarter of 2015 reached $0.2 million compared with $2.8 million in the comparable period in 2014.

“We reiterate our management objectives for FY2015 of a revenue target of $250 - $260 million and an EBITDA target of $26 - $28 million. As we expect, the second half of 2015 will be significantly stronger than the first half,” said Dov Baharav, Interim CEO and Chairman of the Board of Gilat.

“We were pleased to see progress in our strategy of extending broadband internet in rural areas in the first quarter, with the significant award of Peru’s Fitel project. We expect this project to contribute to our growth in 2015 and even more so in 2016. Moreover, we see positive momentum in HTS with a number of new deals, such as JCP in Brazil and in Cellular Backhaul with RuralCom in Canada and others.”

“Looking forward, I am confident that we will see top- and bottom-line growth in 2015, and, given our recent wins, we can expect additional growth in 2016,” Dov Baharav added.

Key Recent Announcements:
•	Gilat Awarded $285 Million Regional Telecommunications Infrastructure Project by Peru’s Fitel
•	Gilat's HTS VSAT Network Goes Live at JCP, BRASTRADING’s Telecommunications Subsidiary in Brazil
•	Gilat Partners with Intelsat to Enable Rapid Deployment and High Quality 2G/3G Cellular Connectivity to Underserved Regions of the World
•	Cellular Carrier RuralCom Selects Gilat as Prime Network Contractor for its Alaska Highway and BC Coast Networks

Conference Call and Webcast Details:
Gilat management will host a conference call today at 13:30 GMT / 09:30 EDT / 16:30 IDT to discuss the results. International participants are invited to access the call at (972)3-925-5943, and US-based participants are invited to access the call by dialing (1)866-500-4953. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 16:00 GMT/ 12:00 EDT/ 19:00 IDT May 22, 2015.  A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2015	2014
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	30,365	27,726
Restricted cash	13,900	25,983
Restricted cash held by trustees	3,680	15,441
Trade receivables, net	55,900	57,728
Inventories	29,003	25,112
Other current assets	12,324	14,760
Total current assets	145,172	166,750

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	191	216
Severance pay funds	7,900	8,085
Other long term receivables	10,450	12,124
Total long-term investments and receivables	18,541	20,425

PROPERTY AND EQUIPMENT, NET	89,046	90,893

INTANGIBLE ASSETS, NET	21,505	22,970

GOODWILL	63,870	63,870

TOTAL ASSETS	338,134	364,908

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	4,720	15,857
Current maturities of long-term loans	4,528	4,595
Trade payables	22,321	22,850
Accrued expenses	19,816	22,475
Short-term advances from customers, held by trustees	6,989	12,858
Other current liabilities	25,410	21,527

Total current liabilities	83,784	100,162

LONG-TERM LIABILITIES:
Accrued severance pay	7,872	8,157
Long-term loans, net of current maturities	21,875	26,271
Other long-term liabilities	4,937	5,179

Total long-term liabilities	34,684	39,607

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,982	1,966
Additional paid-in capital	877,932	876,624
Accumulated other comprehensive loss	(2,611)	(1,420)
Accumulated deficit	(657,637)	(652,031)

Total equity	219,666	225,139

TOTAL LIABILITIES AND EQUITY	338,134	364,908

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	31 March 2015			31 March 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	45,190	-	45,190	50,851	-	50,851
Cost of revenues	31,998	(1,251)	30,747	30,876	(1,267)	29,609
Gross profit	13,192	1,251	14,443	19,975	1,267	21,242
	29%		32%	39%		42%
Research and development expenses:
Expenses incurred	6,534	(110)	6,424	7,239	(122)	7,117
Less - grants	190	-	190	354	-	354
	6,344	(110)	6,234	6,885	(122)	6,763
Selling and marketing expenses	6,263	(337)	5,926	9,690	(342)	9,348
General and administrative expenses	4,591	(241)	4,350	4,912	(303)	4,609
Operating income (loss)	(4,006)	1,939	(2,067)	(1,512)	2,034	522
Financial expenses, net	(1,351)	-	(1,351)	(1,034)	-	(1,034)
Loss before taxes on income	(5,357)	1,939	(3,418)	(2,546)	2,034	(512)
Taxes on income	249	-	249	90	-	90
Net loss from continuing operations	(5,606)	1,939	(3,667)	(2,636)	2,034	(602)
Net loss from discontinued operations	-	-	-	(51)	51	-
Net loss	(5,606)	1,939	(3,667)	(2,687)	2,085	(602)

Basic net loss per share from continuing operations	(0.13)			(0.06)
Basic net loss per share from discontinued operations	-			(0.00)
Basic net loss per share	(0.13)		(0.09)	(0.06)		(0.01)

Diluted net loss per share from continuing operations	(0.13)			(0.06)
Diluted net loss per share from discontinued operations	-			(0.00)
Diluted net loss per share	(0.13)		(0.09)	(0.06)		(0.01)

Weighted average number of shares used in
computing net loss per share
Basic	42,883,469		42,883,469	42,175,937		42,175,937
Diluted	42,883,469		42,883,469	42,175,937		42,175,937

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related toShares acquisition transactions, and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	31 March 2015	31 March 2014
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	52	58
Research and development	110	122
Selling and marketing	125	130
General and administrative	241	303
	528	613
Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,199	1,209
Selling and marketing	212	212
	1,411	1,421

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2015	2014
	Unaudited	Unaudited

Revenues	45,190	50,851
Cost of revenues	31,998	30,876
Gross profit	13,192	19,975

Research and development expenses:
Expenses incurred	6,534	7,239
Less - grants	190	354
	6,344	6,885
Selling and marketing expenses	6,263	9,690
General and administrative expenses	4,591	4,912
Operating loss	(4,006)	(1,512)
Financial expenses, net	(1,351)	(1,034)
Loss before taxes on income	(5,357)	(2,546)
Taxes on income	249	90
Net loss from continuing operations	(5,606)	(2,636)
Net loss from discontinued operations	-	(51)
Net loss	(5,606)	(2,687)

Net loss per share from continuing operations (basic and diluted)	(0.13)	(0.06)
Net loss per share from discontinued operations (basic and diluted)	-	(0.00)
Net loss per share (basic and diluted)	(0.13)	(0.06)

Weighted average number of shares used in
computing net loss per share
Basic	42,883,469	42,175,937
Diluted	42,883,469	42,175,937

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2015	2014
	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net loss	(5,606)	(2,687)
Net loss from discontinued operations	-	(51)
Net loss from continuing operations	(5,606)	(2,636)
Adjustments required to reconcile net loss to net cash generated provided by (used in) operating activities:
Depreciation and amortization	3,658	3,684
Stock-based compensation	528	613
Accrued severance pay, net	(101)	(122)
Accrued interest and exchange rate differences on short and long-term restricted cash, net	43	86
Exchange rate differences on long-term loans	(329)	6
Capital loss from disposal of property and equipment	-	17
Deferred income taxes	(41)	(36)
Decrease (increase) in trade receivables, net	721	(2,040)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	2,934	(7,783)
Decrease (increase) in inventories	(4,182)	670
Decrease in trade payables	(195)	(2,050)
Increase (decrease) in accrued expenses	(2,173)	1,675
Increase (decrease) in advances from customers, held by trustees	(5,178)	4,228
Increase (decrease) in other current liabilities and other long term liabilities	4,250	(2,243)
Net cash used in operating activities	(5,671)	(5,931)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2015	2014
	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(741)	(525)
Investment in restricted cash held by trustees	-	(4,228)
Proceeds from restricted cash held by trustees	10,922	2,950
Investment in restricted cash (including long-term)	(10,052)	-
Proceeds from restricted cash (including long-term)	22,117	76

Net cash Provided by (used in) investing activities	22,246	(1,727)

Cash flows from financing activities:
Capital lease payments	(102)	-
Issuance of restricted stock units and exercise of stock options	793	293
Short term bank credit, net	(10,007)	1,652
Repayment of long-term loans	(4,135)	(4,165)

Net cash used in financing activities	(13,451)	(2,220)

Effect of exchange rate changes on cash and cash equivalents	(485)	33

Increase (decrease) in cash and cash equivalents	2,639	(9,845)

Cash and cash equivalents at the beginning of the period	27,726	58,424

Cash and cash equivalents at the end of the period	30,365	48,579

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended
	March 31,
	2015	2014
	Unaudited	Unaudited

Operating loss	(4,006)	(1,512)
Add:
Non-cash stock-based compensation expenses	528	613
Depreciation and amortization	3,658	3,684
EBITDA	180	2,785